Exhibit 99.1

XPENG Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB41.96 billion (US$5.75 billion) as of December 31, 2024

•	Quarterly total revenues were RMB16.11 billion, a 59.4% increase quarter-over-quarter

•	Quarterly gross margin was 14.4%, an increase of 8.2 percentage points over the same period of 2023

•	Quarterly vehicle margin was 10.0%, an increase of 5.9 percentage points over the same period of 2023

•	Full year vehicle deliveries reached 190,068, a 34.2% increase year-over-year

•	Full year revenues reached RMB40.87 billion, a 33.2% increase year-over-year

•	Full year gross margin was 14.3%, an increase of 12.8 percentage points year-over-year

GUANGZHOU, China, March 18, 2025 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months and fiscal year ended December 31, 2024.

Operational and Financial Highlights for the Three Months Ended December 31, 2024

	2024Q4	2024Q3	2024Q2	2024Q1	2023Q4	2023Q3
Total deliveries	91,507	46,533	30,207	21,821	60,158	40,008

•	Total deliveries of vehicles were 91,507 for the fourth quarter of 2024, representing an increase of 52.1% from 60,158 in the corresponding period of 2023.

•	XPENG’s physical sales network had a total of 690 stores, covering 226 cities as of December 31, 2024.

•	XPENG self-operated charging station network reached 1,920 stations, including 928 XPENG S4 and S5 ultra-fast charging stations as of December 31, 2024.

•

Total revenues were RMB16.11 billion (US$2.21 billion) for the fourth quarter of 2024, representing an increase of 23.4% from the same period of 2023, and an increase of 59.4% from the third quarter of 2024.

•

Revenues from vehicle sales were RMB14.67 billion (US$2.01 billion) for the fourth quarter of 2024, representing an increase of 20.0% from the same period of 2023, and an increase of 66.8% from the third quarter of 2024.

•	Gross margin was 14.4% for the fourth quarter of 2024, compared with 6.2% for the same period of 2023 and 15.3% for the third quarter of 2024.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 10.0% for the fourth quarter of 2024, compared with 4.1% for the same period of 2023 and 8.6% for the third quarter of 2024.

•

Net loss was RMB1.33 billion (US$0.18 billion) for the fourth quarter of 2024, compared with RMB1.35 billion for the same period of 2023 and RMB1.81 billion for the third quarter of 2024. Excluding share-based compensation expenses, fair value gain on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB1.39 billion (US$0.19 billion) for the fourth quarter of 2024, compared with RMB1.77 billion for the same period of 2023 and RMB1.53 billion for the third quarter of 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.33 billion (US$0.18 billion) for the fourth quarter of 2024, compared with RMB1.35 billion for the same period of 2023 and RMB1.81 billion for the third quarter of 2024. Excluding share-based compensation expenses, fair value gain on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB1.39 billion (US$0.19 billion) for the fourth quarter of 2024, compared with RMB1.77 billion for the same period of 2023 and RMB1.53 billion for the third quarter of 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.40 (US$0.19) and basic and diluted net loss per ordinary share were both RMB0.70 (US$0.10) for the fourth quarter of 2024. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB1.47 (US$0.20) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.73 (US$0.10) for the fourth quarter of 2024.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB41.96 billion (US$5.75 billion) as of December 31, 2024, compared with RMB45.70 billion as of December 31, 2023 and RMB35.75 billion as of September 30, 2024. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	December 31,	September 30,	December 31,
	2024	2024	2023	YoY	QoQ
Vehicle sales	14.67	8.80	12.23	20.0%	66.8%
Vehicle margin	10.0%	8.6%	4.1%	5.9pts	1.4pts
Total revenues	16.11	10.10	13.05	23.4%	59.4%
Gross profit	2.32	1.54	0.81	187.2%	50.8%
Gross margin	14.4%	15.3%	6.2%	8.2pts	-0.9pts
Net loss	1.33	1.81	1.35	-1.3%	-26.4%
Non-GAAP net loss	1.39	1.53	1.77	-21.5%	-9.2%
Net loss attributable to ordinary shareholders	1.33	1.81	1.35	-1.3%	-26.4%
Non-GAAP net loss attributable to ordinary shareholders	1.39	1.53	1.77	-21.5%	-9.2%
Comprehensive loss attributable to ordinary shareholders	0.90	2.09	1.57	-42.9%	-57.2%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In the fourth quarter of 2024, we achieved a series of notable results that reflect holistic upgrade in our capabilities to grow scale. We are well-positioned to significantly expand our market share in the Smart EV industry both in China and globally,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe that AI will accelerate the development of L3 and L4 autonomous driving in the automotive sector. We are committed to building XPENG into an AI-empowered global automotive company and a smart technology brand beloved by users worldwide.”

“With deliveries hitting new highs and ongoing progress in technology-driven cost reductions, our vehicle gross margin further improved to 10%, marking six consecutive quarters of improvement. The company’s overall gross margin remains stable at the mid-teens level,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “In 2025, with the launch of more attractive new products, we are confident in maintaining our investment in R&D while continuing to enhance profitability and free cash flow.”

Recent Developments

Deliveries in January and February 2025

•	Total deliveries were 30,350 vehicles in January 2025.

•	Total deliveries were 30,453 vehicles in February 2025.

•	As of February 28, 2025, year-to-date total deliveries were 60,803 vehicles.

XPENG and Volkswagen Group China to Jointly Build One of the Largest Super-Fast Charging Networks in China

On January 6, 2025, XPENG and the Volkswagen Group China announced the entry of a memorandum of understanding (“MOU”) for strategic collaboration on super-fast charging networks in China. Under the MOU, XPENG and the Volkswagen Group China will jointly build one of the largest super-fast charging networks in China.

Unaudited Financial Results for the Three Months Ended December 31, 2024

Total revenues were RMB16.11 billion (US$2.21 billion) for the fourth quarter of 2024, representing an increase of 23.4% from RMB13.05 billion for the same period of 2023 and an increase of 59.4% from RMB10.10 billion for the third quarter of 2024.

Revenues from vehicle sales were RMB14.67 billion (US$2.01 billion) for the fourth quarter of 2024, representing an increase of 20.0% from RMB12.23 billion for the same period of 2023, and an increase of 66.8% from RMB8.80 billion for the third quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries.

Revenues from services and others were RMB1.43 billion (US$0.20 billion) for the fourth quarter of 2024, representing an increase of 74.4% from RMB0.82 billion for the same period of 2023 and an increase of 9.7% from RMB1.31 billion for the third quarter of 2024. The year-over-year increase was mainly attributable to the increased revenue from technical research and development services (“technical R&D services”) related to the platform and software strategic technical collaboration, as well as electrical/electronic architecture (“EEA”) technical collaboration with the Volkswagen Group. The quarter-over-quarter increase was mainly attributable to the increased revenue of maintenance services and auto financing services.

Cost of sales was RMB13.78 billion (US$1.89 billion) for the fourth quarter of 2024, representing an increase of 12.6% from RMB12.24 billion for the same period of 2023 and an increase of 61.0% from RMB8.56 billion for the third quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above.

Gross margin was 14.4% for the fourth quarter of 2024, compared with 6.2% for the same period of 2023 and 15.3% for the third quarter of 2024.

Vehicle margin was 10.0% for the fourth quarter of 2024, compared with 4.1% for the same period of 2023 and 8.6% for the third quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the cost reduction.

Services and others margin was 59.6% for the fourth quarter of 2024, compared with 38.2% for the same period of 2023 and 60.1% for the third quarter of 2024. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services.

Research and development expenses were RMB2.01 billion (US$0.27 billion) for the fourth quarter of 2024, representing an increase of 53.4% from RMB1.31 billion for the same period of 2023 and an increase of 22.9% from RMB1.63 billion for the third quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.28 billion (US$0.31 billion) for the fourth quarter of 2024, representing an increase of 17.5% from RMB1.94 billion for the same period of 2023 and an increase of 39.3% from RMB1.63 billion for the third quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the higher commission to the franchised stores driven by higher sales volume.

Other income, net was RMB0.20 billion (US$0.03 billion) for the fourth quarter of 2024, representing a decrease of 44.3% from RMB0.35 billion for the same period of 2023 and an increase of 392.2% from RMB0.04 billion for the third quarter of 2024. The year-over-year decrease and quarter-over-quarter increase were primarily due to the fluctuation in government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was gain of RMB0.20 billion (US$0.03 billion) for the fourth quarter of 2024, compared with gain of RMB0.03 billion for the same period of 2023 and loss of RMB0.16 billion for the third quarter of 2024. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB1.56 billion (US$0.21 billion) for the fourth quarter of 2024, compared with RMB2.05 billion for the same period of 2023 and RMB1.85 billion for the third quarter of 2024.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.62 billion (US$0.22 billion) for the fourth quarter of 2024, compared with RMB1.92 billion for the same period of 2023 and RMB1.57 billion for the third quarter of 2024.

Net loss was RMB1.33 billion (US$0.18 billion) for the fourth quarter of 2024, compared with RMB1.35 billion for the same period of 2023 and RMB1.81 billion for the third quarter of 2024.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value gain on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.39 billion (US$0.19 billion) for the fourth quarter of 2024, compared with RMB1.77 billion for the same period of 2023 and RMB1.53 billion for the third quarter of 2024.

Net loss attributable to ordinary shareholders of XPENG was RMB1.33 billion (US$0.18 billion) for the fourth quarter of 2024, compared with RMB1.35 billion for the same period of 2023 and RMB1.81 billion for the third quarter of 2024.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value gain on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB1.39 billion (US$0.19 billion) for the fourth quarter of 2024, compared with RMB1.77 billion for the same period of 2023 and RMB1.53 billion for the third quarter of 2024.

Basic and diluted net loss per ADS were both RMB1.40 (US$0.19) for the fourth quarter of 2024, compared with RMB1.51 for the fourth quarter of 2023 and RMB1.91 for the third quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB1.47 (US$0.20) for the fourth quarter of 2024, compared with RMB1.98 for the fourth quarter of 2023 and RMB1.62 for the third quarter of 2024.

Balance Sheets

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB41.96 billion (US$5.75 billion), compared with RMB45.70 billion as of December 31, 2023 and RMB35.75 billion as of September 30, 2024.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2024

Total revenues were RMB40.87 billion (US$5.60 billion) for fiscal year of 2024, representing an increase of 33.2% from RMB30.68 billion for the prior year.

Revenues from vehicle sales were RMB35.83 billion (US$4.91 billion) for fiscal year of 2024, representing an increase of 27.9% from RMB28.01 billion for the prior year. The year-over-year increase was mainly attributable to higher deliveries.

Revenues from services and others were RMB5.04 billion (US$0.69 billion) for fiscal year of 2024, representing an increase of 89.0% from RMB2.67 billion for the prior year. The year-over-year increase was mainly attributable to the increased revenue from technical R&D services related to the platform and software strategic technical collaboration, as well as EEA technical collaboration with the Volkswagen Group.

Cost of sales was RMB35.02 billion (US$4.80 billion) for fiscal year of 2024, representing an increase of 15.9% from RMB30.22 billion for the prior year. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 14.3% for fiscal year of 2024, compared with 1.5% for the prior year.

Vehicle margin was 8.3% for fiscal year of 2024, compared with negative 1.6% for the prior year. The year-over-year increase was primarily attributable to the cost reduction.

Services and others margin was 57.2% for fiscal year of 2024, compared with 33.7% for the prior year. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services.

Research and development expenses were RMB6.46 billion (US$0.88 billion) for fiscal year of 2024, representing an increase of 22.4% from RMB5.28 billion for the prior year. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB6.87 billion (US$0.94 billion) for fiscal year of 2024, representing an increase of 4.8% from RMB6.56 billion for the prior year. The year-over-year increase was primarily attributable to the higher commission to the franchised stores driven by higher sales volume and higher marketing, promotional and advertising expenses to support vehicle sales.

Other income, net was RMB0.59 billion (US$0.08 billion) for fiscal year of 2024, representing an increase of 26.6% from RMB0.47 billion for the prior year. The year-over-year increase was primarily due to the increase in government subsidies.

Fair value gain on derivative liability relating to the contingent consideration was gain of RMB0.23 billion (US$0.03 billion) for fiscal year of 2024, compared with gain of RMB0.03 billion for the prior year. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations was RMB6.66 billion (US$0.91 billion) for fiscal year of 2024, compared with RMB10.89 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB6.42 billion (US$0.88 billion) for fiscal year of 2024, compared with RMB10.37 billion for the prior year.

Net loss was RMB5.79 billion (US$0.79 billion) for fiscal year of 2024, compared with RMB10.38 billion for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB5.55 billion (US$0.76 billion) for fiscal year of 2024, compared with RMB9.44 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB5.79 billion (US$0.79 billion) for fiscal year of 2024, compared with RMB10.38 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, was RMB5.55 billion (US$0.76 billion) for fiscal year of 2024, compared with RMB9.44 billion for the prior year.

Basic and diluted net loss per ADS were both RMB6.12 (US$0.84) for fiscal year of 2024, compared with RMB11.92 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB5.87 (US$0.80) for fiscal year of 2024, compared with RMB10.85 for the prior year.

Business Outlook

For the first quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 91,000 and 93,000, representing a year-over-year increase of approximately 317.0% to 326.2%.

•	Total revenues to be between RMB15.0 billion and RMB15.7 billion, representing a year-over-year increase of approximately 129.1% to 139.8%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 18, 2025 (8:00 PM Beijing/Hong Kong Time on March 18, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Fourth Quarter and Fiscal Year 2024 Earnings Conference Call

Pre-registration link:	https://s1.c-conf.com/diamondpass/10044942-kinyg.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 25, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10044942

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value gain (loss) on derivative liability and fair value gain (loss) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	21,127,163	18,586,274	2,546,309
Restricted cash	3,174,886	3,153,390	432,013
Short-term deposits	9,756,979	12,931,757	1,771,643
Restricted short-term deposits	—	110,699	15,166
Short-term investments	781,216	751,290	102,926
Long-term deposits, current portion	7,054,915	452,326	61,968
Accounts and notes receivable, net	2,716,216	2,449,629	335,598
Installment payment receivables, net, current portion	1,881,755	2,558,756	350,548
Inventory	5,526,212	5,562,922	762,117
Amounts due from related parties	12,948	43,714	5,989
Prepayments and other current assets	2,489,339	3,135,312	429,535

Total current assets	54,521,629	49,736,069	6,813,812

Non-current assets:
Long-term deposits	3,035,426	4,489,036	614,995
Restricted long-term deposits	767,899	1,487,688	203,812
Property, plant and equipment, net	10,954,485	11,521,863	1,578,489
Right-of-use assets, net	1,455,865	1,261,663	172,847
Intangible assets, net	4,948,992	4,610,469	631,632
Land use rights, net	2,789,367	2,744,424	375,985
Installment payment receivables, net	3,027,795	4,448,416	609,430
Long-term investments	2,084,933	1,963,194	268,956
Other non-current assets	576,150	443,283	60,730

Total non-current assets	29,640,912	32,970,036	4,516,876

Total assets	84,162,541	82,706,105	11,330,688

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	3,889,100	4,609,123	631,447
Accounts and notes payable	22,210,431	23,080,481	3,162,013
Amounts due to related parties	30,880	9,364	1,283
Operating lease liabilities, current portion	365,999	324,496	44,456
Finance lease liabilities, current portion	34,382	41,940	5,746
Deferred revenue, current portion	630,997	1,275,716	174,772
Long-term borrowings, current portion	1,363,835	1,858,613	254,629
Accruals and other liabilities	7,580,195	8,650,636	1,185,132
Income taxes payable	5,743	14,514	1,988

Total current liabilities	36,111,562	39,864,883	5,461,466

Non-current liabilities
Long-term borrowings	5,650,782	5,664,518	776,036
Operating lease liabilities	1,490,882	1,345,852	184,381
Finance lease liabilities	777,697	777,697	106,544
Deferred revenue	668,946	822,719	112,712
Derivative liability	393,473	167,940	23,008
Deferred tax liabilities	404,018	341,932	46,844
Other non-current liabilities	2,336,654	2,445,776	335,070

Total non-current liabilities	11,722,452	11,566,434	1,584,595

Total liabilities	47,834,014	51,431,317	7,046,061

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	103	104	14
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,198,031	70,671,685	9,681,981
Statutory and other reserves	60,035	95,019	13,017
Accumulated deficit	(35,760,301)	(41,585,549)	(5,697,197)
Accumulated other comprehensive income	1,830,638	2,093,508	286,809

Total shareholders’ equity	36,328,527	31,274,788	4,284,627

Total liabilities and shareholders’ equity	84,162,541	82,706,105	11,330,688

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	12,228,314	8,795,011	14,671,128	2,009,936
Services and others	822,116	1,306,699	1,433,968	196,453

Total revenues	13,050,430	10,101,710	16,105,096	2,206,389

Cost of sales
Vehicle sales	(11,732,955)	(8,039,240)	(13,200,594)	(1,808,474)
Services and others	(508,003)	(521,022)	(579,725)	(79,422)

Total cost of sales	(12,240,958)	(8,560,262)	(13,780,319)	(1,887,896)

Gross profit	809,472	1,541,448	2,324,777	318,493

Operating expenses
Research and development expenses	(1,307,745)	(1,633,071)	(2,006,463)	(274,884)
Selling, general and administrative expenses	(1,936,503)	(1,633,196)	(2,275,400)	(311,729)

Total operating expenses	(3,244,248)	(3,266,267)	(4,281,863)	(586,613)

Other income, net	352,391	39,908	196,436	26,912
Fair value gain (loss) on derivative liability relating to the contingent consideration	29,339	(162,185)	204,637	28,035

Loss from operations	(2,053,046)	(1,847,096)	(1,556,013)	(213,173)

Interest income	342,780	318,021	301,177	41,261
Interest expense	(73,225)	(83,461)	(94,001)	(12,878)
Fair value gain on derivative liability	561,415	—	—	—
Investment (loss) gain on long-term investments	(185,318)	(216,768)	10,069	1,379
Exchange gain (loss) from foreign currency transactions	46,362	47,565	(104,994)	(14,384)
Other non-operating income, net	27,364	6,444	94,093	12,891

Loss before income tax (expenses) benefit and share of results of equity method investees	(1,333,668)	(1,775,295)	(1,349,669)	(184,904)

Income tax (expenses) benefit	(21,754)	(7,025)	44,092	6,041
Share of results of equity method investees	7,807	(25,400)	(24,396)	(3,342)

Net loss	(1,347,615)	(1,807,720)	(1,329,973)	(182,205)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,347,615)	(1,807,720)	(1,329,973)	(182,205)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Net loss	(1,347,615)	(1,807,720)	(1,329,973)	(182,205)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(222,618)	(284,343)	433,820	59,433

Total comprehensive loss attributable to XPeng Inc.	(1,570,233)	(2,092,063)	(896,153)	(122,772)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,570,233)	(2,092,063)	(896,153)	(122,772)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,787,655,242	1,893,857,778	1,898,086,802	1,898,086,802
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.75)	(0.95)	(0.70)	(0.10)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	893,827,621	946,928,889	949,043,401	949,043,401
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.51)	(1.91)	(1.40)	(0.19)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(2,053,046)	(1,847,096)	(1,556,013)	(213,173)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	162,185	(204,637)	(28,035)
Share-based compensation expenses	167,036	113,963	143,675	19,683

Non-GAAP loss from operations	(1,915,349)	(1,570,948)	(1,616,975)	(221,525)

Net loss	(1,347,615)	(1,807,720)	(1,329,973)	(182,205)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(29,339)	162,185	(204,637)	(28,035)
Fair value gain on derivative liability	(561,415)	—	—	—
Share-based compensation expenses	167,036	113,963	143,675	19,683

Non-GAAP net loss	(1,771,333)	(1,531,572)	(1,390,935)	(190,557)

Net loss attributable to ordinary shareholders	(1,347,615)	(1,807,720)	(1,329,973)	(182,205)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(29,339)	162,185	(204,637)	(28,035)
Fair value gain on derivative liability	(561,415)	—	—	—
Share-based compensation expenses	167,036	113,963	143,675	19,683

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,771,333)	(1,531,572)	(1,390,935)	(190,557)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP

AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2023	2024	2024	2024
	RMB	RMB	RMB	US$
Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,787,655,242	1,893,857,778	1,898,086,802	1,898,086,802
Non-GAAP net loss per ordinary share
Basic and diluted	(0.99)	(0.81)	(0.73)	(0.10)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	893,827,621	946,928,889	949,043,401	949,043,401
Non-GAAP net loss per ADS
Basic and diluted	(1.98)	(1.62)	(1.47)	(0.20)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2023	2024	2024
	RMB	RMB	US$
Revenues
Vehicle sales	28,010,857	35,829,402	4,908,608
Services and others	2,665,210	5,036,907	690,053

Total revenues	30,676,067	40,866,309	5,598,661

Cost of sales
Vehicle sales	(28,457,909)	(32,866,163)	(4,502,646)
Services and others	(1,767,003)	(2,154,378)	(295,149)

Total cost of sales	(30,224,912)	(35,020,541)	(4,797,795)

Gross profit	451,155	5,845,768	800,866

Operating expenses
Research and development expenses	(5,276,574)	(6,456,734)	(884,569)
Selling, general and administrative expenses	(6,558,942)	(6,870,644)	(941,274)

Total operating expenses	(11,835,516)	(13,327,378)	(1,825,843)

Other income, net	465,588	589,227	80,724
Fair value gain on derivative liability relating to the contingent consideration	29,339	234,245	32,091

Loss from operations	(10,889,434)	(6,658,138)	(912,162)

Interest income	1,260,162	1,374,525	188,309
Interest expense	(268,666)	(343,982)	(47,125)
Fair value loss on derivative liability	(410,417)	—	—
Investment loss on long-term investments	(224,364)	(261,991)	(35,893)
Exchange gain (loss) from foreign currency transactions	97,080	(49,543)	(6,787)
Other non-operating income, net	41,934	108,154	14,817

Loss before income tax (expenses) benefit and share of results of equity method investees	(10,393,705)	(5,830,975)	(798,841)

Income tax (expenses) benefit	(36,810)	69,780	9,560
Share of results of equity method investees	54,740	(29,069)	(3,982)

Net loss	(10,375,775)	(5,790,264)	(793,263)

Net loss attributable to ordinary shareholders of XPeng Inc.	(10,375,775)	(5,790,264)	(793,263)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2023	2024	2024
	RMB	RMB	US$
Net loss	(10,375,775)	(5,790,264)	(793,263)
Other comprehensive income
Foreign currency translation adjustment, net of tax	286,614	262,870	36,013

Total comprehensive loss attributable to XPeng Inc.	(10,089,161)	(5,527,394)	(757,250)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(10,089,161)	(5,527,394)	(757,250)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,740,921,519	1,891,357,212	1,891,357,212
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(5.96)	(3.06)	(0.42)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	870,460,760	945,678,606	945,678,606
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(11.92)	(6.12)	(0.84)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP

AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2023	2024	2024
	RMB	RMB	US$
Loss from operations	(10,889,434)	(6,658,138)	(912,162)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	(234,245)	(32,091)
Share-based compensation expenses	550,535	473,655	64,890

Non-GAAP loss from operations	(10,368,238)	(6,418,728)	(879,363)

Net loss	(10,375,775)	(5,790,264)	(793,263)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	(234,245)	(32,091)
Fair value loss on derivative liability	410,417	—	—
Share-based compensation expenses	550,535	473,655	64,890

Non-GAAP net loss	(9,444,162)	(5,550,854)	(760,464)

Net loss attributable to ordinary shareholders	(10,375,775)	(5,790,264)	(793,263)
Fair value gain on derivative liability relating to the contingent consideration	(29,339)	(234,245)	(32,091)
Fair value loss on derivative liability	410,417	—	—
Share-based compensation expenses	550,535	473,655	64,890

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(9,444,162)	(5,550,854)	(760,464)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,740,921,519	1,891,357,212	1,891,357,212
Non-GAAP net loss per ordinary share
Basic and diluted	(5.42)	(2.93)	(0.40)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	870,460,760	945,678,606	945,678,606
Non-GAAP net loss per ADS
Basic and diluted	(10.85)	(5.87)	(0.80)